Exhibit 8.1

Genmab A/S

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Genmab B.V.	The Netherlands
Genmab Holding B.V.	The Netherlands
Genmab US, Inc.	Delaware, United States